UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.12/PR 000/COP-K0F00000/2024

Jakarta,	15 October 2024

To: Head of Listing 2 Division
Indonesia Stock Excange Indonesia Stock Exchange Building, Tower 1, 6th Floor Jl. Jend. Sudirman Kav 52-53 South Jakarta 12190

Re	:	Presentation Materials and Q&A Summary – Surabaya Investor Meeting & Connectivity 2024 (SIMC 2024)

In connection with our participation in and the successful completion of the Surabaya Investor Meeting & Connectivity 2024 (SIMC 2024), held in Surabaya on October 11, 2024, we hereby provide the company's presentation materials and the summary of the Q&A session as attached.

SIMC 2024 is an event organized by the Indonesia Stock Exchange in collaboration with the Indonesian Pension Fund Association (ADPI) and several Exchange Members. The event aims to promote Listed Companies as investment options and serves as an engagement activity between Listed Companies and investors.

The SIMC 2024 event was attended by 67 participants, consisting of individual investors and various institutions that are members of ADPI. The speakers representing the Company at the event were as follows:

1.	Raden Achmad Faisal (AVP Shareholder Relations TLKM)
2.	Nadifa Amalia Gunadi Putri (Investor Relations Officer TLKM)
3.	Chintia F Soepardi (Investor Relations Officer Telkomsel)

We thank you for your attention and consideration.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations

Surabaya Investor Meeting & Connectivity 2024 PT Telkom Indonesia (Persero) Tbk	11 October 2024

QUESTION AND ANSWER SESSION

1.	In the future, will Starlink be a threat to Telkom? What are Telkom’s strategies to respond this?

Starlink serves as a complement to Telkom's business by utilizing Telkom's network as a gateway to connect with end users. Through an agreement facilitated by Telkomsat, Telkom's subsidiary, they aim to provide Starlink's services to B2B customers. Telkomsat also holds the necessary licenses for Satellite Landing Rights, enabling satellite connectivity in Indonesia.

In the B2C segment, our segments differ from those of Starlink. Moving forward, we will continue to monitor the development of Starlink’s business closely.

2.	Will overseas Data Center serve the needs of overseas customers or just for backups?

The overseas data center caters to the market and demand in the region, such as in Singapore. Currently, there is a high demand for data centers in Singapore, presenting a significant opportunity.

Our expectation is that the data center will become a revenue generator in the future. Currently, TLKM has 42 MW of capacity, which is projected to increase to 60 MW with the development of a hyperscale data center in Cikarang.

3.	How Telkom innovates to follow the smart city trend in Indonesia?

We have covered over 500 cities and regencies in Indonesia to support the government’s national digitalization program. In terms of network availability, Telkomsel’s 4G service reaches approximately 97% of the population, supported by 265 thousand BTS and the largest fiber asset in Indonesia, along with the spectrum we possess. On the network asset front, Telkom Group is well-equipped to serve the community. Additionally, we are collaborating with OTT and digital partners to educate the public on connectivity trends and content for the future.

Surabaya Investor Meeting & Connectivity 2024

1H24 Performance
PT Telkom Indonesia (Persero) Tbk

Surabaya, 11 October 2024

PT TELKOM INDONESIA (PERSERO) TBK
UNVEILING 1H24 PERFORMANCES |

Disclaimer

This document may contain forward-looking statements within the meaning of safe-harbor. Actual results could differ materially from projections, estimations or expectations. These may involve risks and uncertainties and may cause actual results and development to differ substantially from those expressed or implied in the statements. The company does not guarantee that any action, which may have been taken in reliance of this document will bring specific results as expected.

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 2

TELKOM in Brief

Telkom Indonesia
the world in your hand

Share Ownership

Total Shares

99,062,216,600

Market Capitalization

Rp295 trillion or **USD19.1 billion**

*as of 20 August 2024

Ownership

Public
47.9%
Government
52.1%

Listings

Telkom Indonesia is the only dual-listed Indonesian company at Indonesia Stock Exchange and New York Stock Exchange

PT TELKOM INDONESIA (PERSERO) TBK
UNVEILING 1H24 PERFORMANCES | Page 4

Pathway to Unwavering Leadership

TELKOM ADAPTS TO STAY AHEAD OF THE CURVE

RISING GLOBAL TRENDS

1 **Global strategic competition** – China vs US

2 **Data security & sovereignty** - strengthened data protection laws and TechCos enhance user privacy

3 **Digital nation** - spending on digital & ICT increase

4 **Asia's economic dominance** - Asia account for >50% global GDP by 2045, Indonesia to be within top 10

5 **Consumer spending** shift from traditional to digital services

6 **Net zero race** - towards cleaner energy resources

7 **Urbanization worldwide**

8 **Advanced technology adoption** – AI & robotics, blockchain, quantum computing, etc

IMPLICATIONS TO TELCO INDUSTRY IN INDONESIA

1 **Connectivity nationwide** – with cost-efficient mix of technologies (e.g. fixed, mobile, satellite)

2 **B2C digital Services** enhancement – to capture value beyond connectivity

3 **B2B ICT service** innovation – by leveraging advanced tech (e.g. AI, blockchain, edge computing)

4 **Digital infrastructure** (e.g. DC, tower, sub cable) – robust & high-capacity to anticipate surge in data consumption

5 **Cost leadership** – due to stagnating business & high capex requirement

6 **Network infra & operations** - future-proof, secure & sustainable

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 5

5 Bold Moves Progress Highlights

FMC	InfraCo	DC Co	B2B Digital IT Service	DigiCo
Accelerating **operational efficiency** Monitoring **synergy realization FMC**	**Commercial Day-1** preparation	**HDC Cikarang Development** (HDC Campus 1 Fl.2-4) Preparation to **Unlock Data Center**	**Indibiz Platform Vertical Ecosystem**	**B2B & B2C Digico business scale-up**

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 6

1H24 **Highlights**

Positive Revenue growth to

Rp75.3 Trillion atau ↑ **2.5%** YoY

Normalized EBITDA[1] and Operating Net Income[2]

Normalized EBITDA	Rp 39.1 Trillion	↑ 1.9% YoY	Normalized EBITDA Margin	51.9%
Operating Net Income	Rp 13.0 Trillion	↑ 4.2% YoY	Operating Net Income Margin	17.3%

Telkomsel booked Revenue of	Growing customer base to	ARPU sustained at	Convergence further improve to
Rp57.2 trillion ↑ **29.9% YoY**	**159.9** million ↑ **4.3% YoY**	**Rp45K**	**47%**

Wholesale and International Business revenue grew strongly by +13.1% YoY, driven by Data Center & Cloud revenue and MTEL's revenue from lessor by a solid +22.0% YoY and 15.4% YoY, respectively

In June 2024, Telkomsel has completed the sale and purchase agreement for In Building Services (IBS) Sites with total transaction value of Rp685 billion

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 8

Financial Performance – Revenue & Expenses

In Rp Trillion

Total Revenue

2.5%
73.5
75.3
1H23
1H24

Total Expense

6.3%
50.5
53.7
1H23
1H24

1H23
1H24
9.2%
41.6
45.5
9.8%
14.4[1]
13.0
30.4%
7.5
5.2
8.6%
4.5
4.8
23.8%
5.5
6.8
Data, Internet & IT Services
IndiHome
Cellular Voice and SMS
Interconnection
Network and Other Telecommunication Services

1) In 3Q23, there was a transfer of IndiHome B2B Business, of which now recorded under Data, Internet, & IT Services as well as Network and Other Telco Services. For comparable IndiHome B2C revenue, please refer to page 11

1.5%
19.2
19.5
20.9%
ERP[2]
1.2
7.8
9.5
14.6%
3.1
3.5
5.1%
1.7
1.6
0.8%
3.3
3.4
1.1%
15.9
16.1
0.1
(0.2)
(0.4)
0.9
(0.3)
(0.6)
Operation, Maintenance & Telecommunication Services
Personnel
Interconnection
Marketing
General & Administration
Depreciation & Appreciation
Loss (Gain) on Foreign Exchange - net
Unrealized Loss (Gain) on Changes in Fair Value of Investments
Other Income - net

2) Included Early Retirement Program (ERP), amounted Rp 1.2 triliun. By factoring out ERP, Personnel cost grew by +5.1% YoY.

PT TELKOM INDONESIA (PERSERO) TBK
UNVEILING 1H24 PERFORMANCES | Page 9

Enterprise Dan Wholesale & International Business

Enterprise Business

Revenue

Rp10.2 trillion

↑ 9.4% YoY

Biggest Solutions Contributors
- Enterprise Connectivity
- Digital Services

Strenghtening the Business
- Cloud Business
- Digital IT Services
- CyberSecurity
- Strategic Partnership

with Global Tech Players

Segment
- Government
- State Owned Enterprise
- Private Enterprise
- SME: Indibiz

Wholesale & International Business

Revenue

Rp9.2 trillion

↑ 13.1% YoY

- International Wholesale Voice
- Digital Infastructure

Revenue (Mitratel Stand-alone)

Rp4.5 trillion

↑ 7.8% YoY

EBITDA margin **83.1%**

Net Income Margin **23.9%**

38,581 TOWERS

Biggest Towerco in SEA
In terms of towers owned

Tenancy Ratio **1.52x**

32 DATA CENTER

27 domestic

5 overseas

42MW IT Load Capacity

Average Total Utilization Rate **~70%**

Data Center & Cloud Revenue

Rp1.0 trillion

↑ 22.0% YoY

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 10

TELKOMSEL

Delivering our Healthy Sustainability and Increased Productivity

CONTINUOUSLY ENHANCING VALUE PROPOSITIONS FOR CUSTOMERS

Managing Continuity of Digital Business

37.4%
37,693
51,792
1H23
1H24

Digital Business Revenue
(in Rp Bn)

+2.8%
12,847
13,211
1H23
1H24

IndiHome B2C Revenue
(in Rp Bn)

...which reflects the potential for future expansion

Focus on the realization of synergy creation

- Cross-sell activities
- Service integration
- Platform cost
- Content synergy
- Saving in lower cost of CPE
- No investment duplication
- Sales vehicle optimization
- Acceleration of closing overlapping customer touch points

~300 Customer Touch Points

Closed Until 1H 2024

Sustainable healthy profitability

48%
46%
47%
47%
3Q23
4Q23
1Q24
2Q24

EBITDA Margin

...and maintained bottom-line growth...

3.2%
10,736
11,076
1H23
1H24

Net Income
(in Rp Bn)

...to achieve healthy fundamental

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 11

TELKOMSEL

Delivering our Healthy Sustainability and Increased Productivity

CONTINUOUSLY ENHANCING VALUE PROPOSITIONS FOR CUSTOMERS

Driving Productivity Gains by Bringing More Value to Customers

Maintaining our leadership as the nation's largest convergence operator

Convergence Penetration

10ppt
37%
43%
44%
45%
47%
Jul 23
Sep 23
Dec 23
Mar 24
Jun 24

Strategizing to lock customers into convergence

4.3Mn
Converged Users

1H23 3.1Mn

Improved Net Add Run-rate

1H23 Pre-Integration	1H24 Post-Integration
316K	449K

Showcasing increased customer quality and consumption

Building Solid Fundamental

~80Mn
Digital Asset Users

Improved customers' productivity

9.3%
4,406
4,419
4,538
4,711
4,814
2Q23
3Q23
4Q23
1Q24
2Q24
Data Payload (in PB)

aligned with our commitment to value-added offerings

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 12

TELKOMSEL
Fundamental Strategy to Achieve Company Profitability Journey

MAXIMIZING CONVERGENCE AND DIGITAL BUSINESS TO DRIVE SUSTAINABLE PERFORMANCE

1 Serving Broader Mobile Customer

Improving share both in Java and ex-Java

Next generation -IoT capability as end-to-end solution

Continuously focus on customer centricity

Expanding our reach to youth and mass market segment

by.U | Telkomsel Lite

60-70% Subscribers Under CVM

2 Accelerate FBB Penetration

Expand into new segments

EZnet

Ring-fence existing subscribers through CVM and bundled value-added offerings

Better customer journey

800K – 1Mn Annual Net Adds

3 Leading Convergence Operator

Grow converged users

Locking up households

Drive ARPH Growth

Looking ahead, Telkomsel dedicated to continually improving our services and serving an even broader customer base while maintaining the high standards of quality and value that our customers expect

MID-TERM STRATEGIC PLAN

- Focus on HVC and converting to converged customer through FMC, Cross-sell and Up-sell to grow horizontally & vertically
- Execute extensive innovative products & contents to secure revenue per household
- IT Transformation
  - integration & billing system
  - improve analytics capability
  - faster deliverable

PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 13

Telkom Indonesia

the world in your hand

Company Guidance 2024

FY24 Guidance

REVENUE

Low-Single Digit

EBITDA

~50-52%

CAPEX-TO-REVENUE

~22-24%

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PT TELKOM INDONESIA (PERSERO) TBK

UNVEILING 1H24 PERFORMANCES | Page 15

Telkom Indonesia
the world in your hand

Thank You

October 2024

Telkom Landmark Tower Gatot
Subroto 52 Jakarta 12710
Indonesia www.telkom.co.id